SKK Holdings Limited

27 First Lok Yang Road

Singapore 629735

March 27, 2024

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Pearlyne Paulemon
Brigitte Lippmann
Division of Corporate Finance
Office of Real Estate & Construction

Re:	SKK Holdings Limited (the “Company”)
Registration Statement on Form F-1 (Registration No. 333-276744)
Request for Acceleration of Effective Date

Ladies and gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 25, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, March 27, 2024, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact David Ficksman at (310) 789-1290.

Very truly yours,

By:	/s/ Koon Kiat Sze
Name:	Koon Kiat Sze
Title:	Chief Executive Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC